Exhibit 11 - Earnings per share

                                                            1999             1998
                                                        ------------     -----------
Income (loss)                                           $  (395,614)     $  (648,532)
Less dividends on preferred stock                            (7,059)          (8,141)
                                                        -----------      -----------

Net Income (loss) applicable to common shareholders     $  (402,673)     $  (656,673)
                                                        ===========      ===========

Weighted average common shares outstanding                3,006,079        2,566,240
Dilutive Potential Common Shares                                  0                0

Net income (loss) per common share
     Basic                                              $     (0.13)     $     (0.26)
     Diluted                                            $     (0.13)     $     (0.26)